Exhibit 99.1
100 King Street West, Suite 5700, Toronto, Ontario, Canada, M5X 1C7 Tel: +1 (416) 915-4149 444 Cedar Street, Suite 2060, St. Paul, MN 55101 Tel: +1 (651) 389-4100 www.polymetmining.com

TSX: POM, NYSE MKT: PLM

NEWS RELEASE	2013-12

POLYMET REPORTS STRONG POSITIONING AT SHAREHOLDERS’ MEETING

St. Paul, Minnesota, July 10, 2013 - PolyMet Mining Corp. (TSX: POM; NYSE MKT: PLM) (“PolyMet” or the “Company”) is pleased to report 64.9% of the eligible shares were represented at its Annual General and Special Meeting of Shareholders held on July 9, 2013 in Vancouver, British Columbia and all motions put forward by the Company were passed.

Chairman Ian Forrest took the opportunity to thank Glencore for its continuing support and expressed his appreciation to shareholders for their confidence as manifested by the recent US$60.5 million rights offering being 58% oversubscribed.

Jon Cherry, Chief Executive Officer of the Company, in his update provided to the meeting indicated that PolyMet is now well positioned financially while it continues to make solid progress toward completion of permitting. The Company anticipates commencing construction of the NorthMet Project in the second half of 2014, with first production by the end of 2015.

The number of directors of the Company was set at eight and includes re-election of Jonathan Cherry, David Dreisinger, W. Ian L. Forrest, Alan R. Hodnik, William Murray, Stephen Rowland, Michael Sill and Frank Sims to the Company’s board of directors. PricewaterhouseCoopers LLP was re-appointed as auditors of the Company.

The Amended and Restated Shareholder Rights Plan, as subsequently amended and restated by the Shareholders in 2007, 2008 and confirmed in 2011 (the “Shareholder Rights Plan”), was approved to (i) amend the definition of “expiration” time to extend the period for which the Shareholder Rights Plans expires to the earlier of the date of termination if not confirmed at the upcoming meeting, or the date of termination if not re-confirmed at subsequent meetings, and (ii) adding in a clause regarding re-confirmation of the Shareholder Rights Plan.

About PolyMet

PolyMet Mining Corp. (www.polymetmining.com) is a publicly-traded mine development company that owns 100% of Poly Met Mining, Inc., a Minnesota corporation that controls 100% of the NorthMet copper-nickel-precious metals ore body through a long-term lease and owns 100% of the Erie Plant, a large processing facility located approximately six miles from the ore body in the established mining district of the Mesabi Range in northeastern Minnesota. Poly Met Mining, Inc. has completed its Definitive Feasibility Study and is seeking environmental and operating permits to enable it to commence production. The NorthMet project is expected to require approximately two million hours of construction labor, creating approximately 360 long-term jobs, a level of activity that will have a significant multiplier effect in the local economy.

POLYMET MINING CORP.

Per: "Jon Cherry"
          Jon Cherry, CEO

For further information, please contact:

Corporate	Media
Douglas Newby	LaTisha Gietzen
Chief Financial Officer	VP – Public, Gov't & Environmental Affairs
Tel: +1 (651) 389-4105	Tel: +1 (218) 471-2150
dnewby@polymetmining.com	lgietzen@polymetmining.com

Investor Relations
PolyMet	MZ North America
Jenny Knudson	Pascal Nigen
VP – Investor Relations	Senior Vice-President
Tel: +1 (651) 389-4110	Tel: +1 (212) 301-7149
jknudson@polymetmining.com	pnigen@mzgroup.us
www.mzgroup.us

This news release contains certain forward-looking statements concerning anticipated developments in PolyMet’s operations in the future. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible,” “projects,” “plans,” and similar expressions, or statements that events, conditions or results “will,” “may,” “could,” or “should” occur or be achieved or their negatives or other comparable words. These forward-looking statements may include statements regarding the ability to receive environmental and operating permits, job creation, or other statements that are not a statement of fact. Forward-looking statements address future events and conditions and therefore involve inherent known and unknown risks and uncertainties. Actual results may differ materially from those in the forward-looking statements due to risks facing PolyMet or due to actual facts differing from the assumptions underlying its predictions.

PolyMet’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and PolyMet does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations and opinions should change.

Specific reference is made to PolyMet’s most recent Annual Report on Form 20-F for the fiscal year ended January 31, 2013 and in our other filings with Canadian securities authorities and the U.S. Securities and Exchange Commission, including our Report on Form 6-K providing information with respect to our operations for the three months ended April 30, 2013 for a discussion of some of the risk factors and other considerations underlying forward-looking statements.

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.